

Mail Stop 4561

January 9, 2007

Loren M. Starr
Chief Financial Officer
Amvescap PLC
1360 Peachtree Street N.E.
Atlanta, Georgia 30309

> **Re: Amvescap PLC**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **File No. 1-13908**

Dear Mr. Starr:

We have reviewed the responses in your letter filed on October 20, 2006 and have the following additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 20-F for the Fiscal Year Ended December 31, 2005

Item 3 – Key Information

Selected Financial Data, page 2

1.   We have reviewed your response to prior comment 1 from our letter dated September 26, 2006 and have the following additional comment regarding your presentations of operating profit before restructuring charge and regulatory settlement.

Paragraph BC13 of IAS 1 states that "The Board recognizes that an entity may elect to disclose the results of operating activities, or a similar line item, even though this term is not defined. In such cases, the Board notes that the entity should ensure the amount disclosed is representative of activities that would normally be considered to be 'operating'. In the Board's view, it would be misleading and would impair the comparability of financial statements if items of an operating nature were excluded from the results of operating activities, even if that had been industry practice."

By reporting the restructuring charge and U.S. regulatory settlement in operating expenses and thereby a component of operating profit on the face of the income statement, you have represented that you consider those items to be operating in nature. As a result, based on the information in paragraph BC13 of IAS 1, these measures would not appear to be expressly permitted under IFRS. Accordingly, these measures would appear to be non-GAAP measures under Item 10(e) of Regulation S-K.

Therefore, please provide us with the following information as it relates to each measure. Refer to *Question #8 from the SEC Staff Views on Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* dated June 13, 2003 available on our website at www.sec.gov:

- The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- The economic substance behind management's decision to use such a measure;

- The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

- The manner in which management compensates for these limitations when using the non-GAAP financial measure; and

- The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Loren M. Starr
Amvescap PLC
January 9, 2007
Page 3 of 3

Consolidated Financial Statements

Consolidated Cash Flow Statement, page F-6

2.   We are still considering your response to our prior comment 6. We may have
        further comments.

Note 30. Reconciliation to U.S. Accounting Principles, F-41

3.   Please revise your future filings to disclose that 'Earnings per share before
        restructuring charge and U.S. regulatory settlement' are non-GAAP measures that
        are not permissible under US GAAP.

                          *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed response letters greatly facilitate our review. Please file your response letter on
EDGAR. Please understand that we may have additional comments after reviewing your
responses to our comments.

        You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at
(202) 551-3474 if you any questions.

                                                Sincerely,

                                                Sharon Blume
                                                Reviewing Accountant